Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                Name and Address of Company

Minera Andes Inc.
99 George Street, 3rd Floor
Toronto, Ontario
M5A 2N4   Canada

Item 2:                                Date of Material Change

The material change giving rise to the filing of this report occurred on June 27, 2011.

Item 3:                         News Release

A news release relating to the subject matter herein was disseminated by Marketwire, Toronto, Ontario, on 27, 2011.

Item 4:                                Summary of Material Change

On June 27, 2011, Minera Andes Inc. (“Minera Andes”) announced that it is refilling its interim financial statements for the three months ended March 31, 2011.

Item 5:                                Full Description of Material Change

On June 27, 2011, Minera Andes announced that it is refilling its interim financial statements for the three months ended March 31, 2011 to provide a condensed consolidated statement of changes in equity for the period ended March 31, 2010 under International Financial Reporting Standards (“IFRS”).  The refiling was made at the request of the Ontario Securities Commission and the additional disclosure does not impact any of the other interim financial statements previously filed.

Item 5.2:                        Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8:                                Executive Officer

The name of the executive officer of Minera Andes who is knowledgeable about the material change and this report, and who can be contacted is Perry Ing, Chief Financial Officer of Minera Andes.  He can be reached at 647-258-0395.

Item 9:                                Date of Report

July 5, 2011